

April 9, 2013

Via E-mail
Mr. Gregory P. Taxin
Managing Director
Clinton Group, Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10022

> **Re: Stillwater Mining Company**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed on April 9, 2013 by Clinton Relational Opportunity Master Fund, L.P.,**
> **Clinton Group, Inc., George E. Hall et al.**
> **File No. 001-13053**

Dear Mr. Taxin:

We have reviewed your filing and have the following comments.

General

1. We understand that the presentation materials filed as exhibit 2 may have been presented to ISS on April 5, 2013. Please advise us as to whether this is the case. If so, please confirm that you will file with the Commission on the date of first use any future written communications that may be reasonably viewed as soliciting material, including materials submitted to ISS.

2. We also understand that the materials submitted to ISS may have differed in certain respects from those filed as exhibit 2. Please advise us as to whether this is the case. If so, please promptly file the version of the materials submitted to ISS, even if circumstances have changed since the date of first use, and confirm that you will not alter future written communications before filing them with the Commission.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       David E. Rosewater, Esq.
       Schulte Roth & Zabel LLP